Exhibit 99.1

OPERATING AND FINANCIAL REVIEW

The following discussion of Azul’s results as of September 30, 2025 and for the nine-month period ended September 30, 2025 and 2024, respectively, should be read in conjunction with (i) our 2024 Form 20-F (as defined below) and, in particular, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and (ii) the unaudited interim condensed consolidated financial statements of Azul S.A. as of September 30, 2025 and for the nine-month periods ended September 30, 2025 and 2024, respectively, which were filed under cover of a Current Report on Form 6-K with the SEC on November 17, 2025. In this Report on Form 6-K, the terms “Azul,” “the Company,” “we,” “us” and “our” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, and its subsidiaries on a consolidated basis, unless the context requires otherwise.

Results of Operations

The financial data for the nine-month periods ended September 30, 2025 and 2024, respectively, set out in the table below are derived from our unaudited interim condensed consolidated financial statements, which were furnished under cover of a Current Report on Form 6-K with the SEC on November 17, 2025, and which were prepared in accordance with IAS 34—Interim Financial Reporting, as issued by the International Accounting Standards Board.

	For the Nine-Month Period Ended September 30,
	2025	2024	Percent Change
	(in thousands of Brazilian reais)
Net revenue:
Passenger revenue	14,890,392	12,978,859	14.7%
Other revenues	1,183,419	1,001,895	18.1%
Revenues	16,073,811	13,980,754	15.0%
Operating expenses:
Aircraft fuel	(4,330,863)	(4,220,787)	2.6%
Salaries and benefits	(2,059,319)	(1,978,453)	4.1%
Airport taxes and fees	(959,002)	(768,900)	24.7%
Auxiliary services for air transport	(726,560)	(636,621)	14.1%
Maintenance	(592,135)	(560,554)	5.6%
Advertising and publicity	(641,204)	(633,643)	1.2%
Depreciation and amortization	(2,295,413)	(1,852,037)	23.9%
Impairment and onerous contracts	—	21,366	—
Insurance	(73,220)	(67,252)	8.9%
Other	(2,277,844)	(1,014,781)	124.5%
Total operating expenses	(13,955,560)	(11,711,661)	19.2%
Operating profit	2,118,251	2,269,093	(6.6)%
Financial result:
Financial income	858,529	152,453	463.1%
Financial expenses	(7,393,541)	(3,878,968)	90.6%
Derivative financial instruments, net	723,305	53,303	1257.0%
Foreign currency exchange, net	5,448,644	(3,373,158)	n.m.
Financial result	(363,063)	(7,046,370)	(94.8)%
Profit (loss) before income tax and social contribution	1,755,188	(4,777,277)	(136.7)%
Current income tax and social contribution	(27)	(973)	(97.2)%
Deferred income tax and social contribution	—	39,526	—
Net (loss) profit for the period	1,755,161	(4,738,724)	(137.0)%

n.m. = not meaningful

The table below sets forth a breakdown of our net revenue and expenses on a per-ASK basis (“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown) for the periods indicated:

	For the Nine-Month Period Ended September 30,
	2025	2024	Percent Change
	(per ASK in R$ cents)
Net revenue:
Passenger revenue	38,73	38.22	1.3%
Other revenues	3.08	2.95	4.3%
Operating revenue	41.81	41.17	1.6%
Operating expenses:
Aircraft fuel	(11.26)	(12.43)	(9.4%)
Salaries and benefits	(5.36)	(5.83)	(8.1%)
Airport taxes and fees	(2.49)	(2.26)	10.2%
Auxiliary services for air transport	(1.89)	(1.87)	0.8%
Maintenance	(1.54)	(1.65)	(6.7%)
Advertising and publicity	(1.67)	(1.87)	(10.6%)
Depreciation and amortization	(5.97)	(5.45)	9.5%
Impairment and onerous contracts	—	0.06	—
Insurance	(0.19)	(0.20)	(3.8%)
Other operating expenses	(5.92)	(2.99)	98.3%
Total operating expenses, net	(36.30)	(34.48)	5.3%
Operating income per ASK	5.51	6.68	(17.5%)

The components of our results of operations for the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024 are as described below.

Revenues

Revenues increased 15.0%, or R$2,093.1 million, to R$16,073.8 million in the nine-month period ended September 30, 2025, from R$13,980.8 million in the nine-month period ended September 30, 2024, as explained below.

The table below sets forth our passenger revenue and selected operating data for the periods indicated:

	For the Nine-Month Period Ended September 30,
	2025	2024	Percent Change
Passenger revenue (in millions of Brazilian reais)	14,890.4	12,978.9	14.7%
Available seat kilometers (ASKs) (millions)	38,448	33,962	13.2%
Load factor (%)	82.6%	80.7%	1.9 p.p.
Passenger revenue per ASK (R$ cents) (PRASK)	38.73	38.22	1.3%
Operating revenue per ASK (R$ cents) (RASK)	41.81	41.17	1.6%
Number of departures	236,536	241,378	(2.0)%
Block hours	437,560	420,648	4.0%

Passenger Revenue

Passenger revenue increased 14.7%, or R$1,911.5 million, from R$12,978.9 million in the nine-month period ended September 30, 2024 to R$14,890.4 million in the nine-month period ended September 30, 2025, mainly due to (i) a 1.3% increase in PRASK compared to the nine-month period ended September 30, 2024, which was enabled by our rational capacity deployment as shown by a 7.9% increase in domestic ASKs and a 35.2% increase in international ASKs, and (ii) the sustainable competitive advantages of our business model of connecting Brazil as market leader in 91% of our routes as of September 30, 2025, according to the Brazilian Civil Aviation Agency (Agência Brasileira de Aviação Civil).

Other Revenues

Other revenues increased 18.1%, or R$181.5 million, from R$1,183.4 million in the nine-month period ended September 30, 2024 to R$1,001.9 million in the nine-month period ended September 30, 2025. This increase was mainly due to an increase in cargo revenue as a result of improved performance in our international cargo operations, and in particular a 43% year-over-year increase in our international cargo revenues.

Operating Expenses

Operating expenses increased 19.2%, or R$2,243.9 million, from R$11,711.7 million in the nine-month period ended September 30, 2024, to R$13,955.6 million in the nine-month period ended  September 30, 2025, mainly due to (i) a 24.7% increase in airport taxes and fees, and (ii) a 108.1% increase in our other expenses, partially offset by cost reduction initiatives.

Aircraft Fuel. Aircraft fuel expenses increased 2.6%, or R$110.1 million, from R$4,220.8 million in the nine-month period ended September 30, 2024, to R$4,330.9 million in the nine-month period ended September 30, 2025, mainly due toa 13.2% increase in our total capacity, partially offset by a reduction in fuel burn as a result of our more efficient next-generation fleet and a 7.3% reduction in fuel price.

Salaries and Benefits. Salaries and benefits increased 4.1%, or R$80.9 million, from R$1,978.5 million in the nine-month period ended September 30, 2024, to R$2,059.3 million in the nine-month period ended September 30, 2025, mostly due to a 13.2% increase in our total capacity, and the increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2025, offset by a decrease in our full-time-equivalent employees (“FTE”) and FTE per aircraft.

Airport Taxes and Fees. Airport fees increased 24.7%, or R$190.1 million, from R$768.9 million in the nine-month period ended September 30, 2024, to R$959.0 million in the nine-month period ended September 30, 2025, primarily to due to the increase in our capacity, and in particular a 35.2% increase in international capacity, which drove higher fees, as airport fees for international flights are higher than for domestic flights.

Auxiliary Services for Air Transport. Auxiliary services for air transport increased 14.1%, or R$89.9 million, from R$636.6 million in the nine-month period ended September 30, 2024, to R$726.6 million in the nine-month period ended September 30, 2025, primarily due to an increase in international departures, which have higher expenses and increased inflation in the period, as partially offset by the optimization of our onboard services.

Maintenance. Maintenance increased 5.6%, or R$31.6 million, from R$560.6 million in the nine-month period ended September 30, 2024, to R$592.1 million in the nine-month period ended September 30, 2025, primarily due to a higher number of maintenance events to maximize aircraft availability and support growth. On a per ASK basis, maintenance and repairs decreased by 6.7%, primarily as a result of savings from the insourcing of maintenance events and from the renegotiation of our engine maintenance agreements.

Advertising and Publicity. Advertising and publicity increased 1.2%, or R$7.6 million, from R$633.6 million in the nine-month period ended September 30, 2024, to R$641.2 million in the nine-month period ended September 30, 2025, mostly driven by an increase in credit card fees and commissions as a result of increased passenger revenue, offset by cost savings derived from our shift to a lower capacity growth strategy.

Depreciation and Amortization. Depreciation and amortization increased 23.9%, or R$443.3 million, from R$1,852.0 million in the nine-month period ended September 30, 2024, to R$2,295.3 million in the nine-month period ended September 30, 2025, mostly driven by our fleet transformation process, which increased the right-of-use assets recognized at a higher foreign exchange rate, and the increase in spare engines due to supply issues with original equipment manufacturers.

Impairment and Onerous Contracts. In the nine-month period ended September 30, 2024, we recorded a gain of R$21.4 million under impairment and onerous contracts due to the expected use of aeronautical materials. No similar amounts were recorded in the corresponding period of 2025.

Insurance. Insurance increased 8.9%, or R$6.0 million, from R$67.3 million in the nine-month period ended September 30, 2024, to R$73.2 million in the nine-month period ended September 30, 2025, mainly due to the insurance related to the Chapter 11 proceedings and the extension of the current policy.

Other. Other expenses increased 124.5%, or R$1,263.1 million, from R$1,014.8 million in the nine-month period ended September 30, 2024, to R$2,277.8 million in the nine-month period ended September 30, 2025, primarily due to an increase in the number of legal claims related to irregular operations occurred mostly in 2024 and an increase inflation as compared to September 30, 2024.

Operating Profit

Our operating profit decreased to R$2,118.3 million, from R$2,269.1 million in the nine-month period ended September 30, 2024, due to the factors described above.

Financial Results

Financial Income. Financial income increased 463.1%, or R$706.1 million, from R$152.5 million in the nine-month period ended September 30, 2024, to R$858.5 million in the nine-month period ended September 30, 2025, mostly due to an increase in interest on cash and cash equivalents and short-term investments which is mostly attributable to a 39.9% increase in the CDI Rate for the period, from an annual average of 10.7% on September 30, 2024 to an annual average of 14.9% on September 30, 2025.

Financial Expenses. Financial expenses increased 90.6%, or R$3,514.6 million, from R$3,879.0 million in the nine-month period ended September 30, 2024, to R$7,393.5 million in the nine-month period ended September 30, 2025, mainly due to (i) a 15.6% increase in interest expense on lease liabilities due to a higher incremental borrowing rate as a result of lease modifications and an increase in expenses incurred in connection with aircraft lease agreements, and (ii) the increase in the CDI Rate to an annual average of 14.9% on September 30, 2025.

Derivative Financial Instruments, Net. Derivative financial instruments, net, increased R$670.0 million, from R$53.3 million for the nine-month period ended September 30, 2024 to R$723.3 million for the nine-month period ended September 30, 2025, mostly due to the devaluation of convertible debt instruments, as a consequence of Azul´s stock price reduction. As of September 30, 2025, Azul had hedged approximately 6.5% of its expected fuel consumption for the next 12 months by using forward contracts and options.

Foreign Currency Exchange, Net. The net currency exchange effect on our monetary assets and liabilities when remeasured into Brazilian reais was a gain of R$5,448.6 million in the nine-month period ended September 30,

2025, compared to a loss of R$3,373.2 million, mainly due to the end-of-period appreciation of the Brazilian real against the U.S. dollar as compared to September 30, 2024, resulting in a decrease in lease  liabilities and loans denominated in foreign currency.

Net (Loss) Profit

We recorded a net profit of R$1,755.2 million for the nine-month period ended September 30, 2025, compared to net loss of R$4,738.7 million for the nine-month period ended September 30, 2024, due to the factors described above.

Liquidity and Capital Resources

General

Our short-term liquidity requirements relate to the payment of operating costs, including aircraft fuel and salaries, payment obligations under our lease liabilities and loans and financing (including aircraft debt financing and debentures) and the funding of working capital requirements. Our medium and long-term liquidity requirements include equity payments for aircraft and debt financing, the working capital required to start up new routes and new destinations, and payment obligations under our borrowings and financings.

For our short-term liquidity needs, we rely primarily on cash provided by operations and cash reserves. For our medium and long-term liquidity needs, we rely primarily on cash provided by operations, cash reserves, working capital loans and bank credit lines including, but not limited to, bank loans, debentures and promissory notes.

In order to manage our liquidity, we review our cash and cash equivalents, short-term investments, and trade and other receivables on an ongoing basis. Trade and other receivables include credit card sales and accounts receivables from travel agencies and cargo transportation. Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing. One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via personal credit cards. Our customers may pay for their purchases in up to ten installments without interest. This is similar to the payment options offered by other airlines in Brazil. Once the transaction is approved by the credit card processor, we are no longer exposed to cardholder credit risk, and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder. Since the risk of non-payment is low, banks are willing to advance these receivables, which are paid the same day they are requested. As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position.

As of September 30, 2025, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$1,765.5 million, compared to R$2,322.4 million as of December 31, 2024. The cash position decreased mainly due to our continued deleveraging process with R$4,511.4 million in payments of loans and leases during the nine-month period ended September 30, 2025, as compared to R$3,347.8 million in payments of loans and leases during the nine-month period ended September 30, 2024.

We believe that we will continue to be able to access equity and debt capital markets if and when necessary.

Cash Flows

The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Nine-Month Period ended September 30,
	2025	2024
	(in thousands of Brazilian reais)
Cash Flows
Net cash provided (used) by operating activities	(1,458.4)	1,808.7
Net cash used by investing activities	(309.3)	(1,082.6)
Net cash provided (used) by financing activities	1,340.1	(1,545.3)
Exchange rate changes on cash and cash equivalents	(129.8)	4.0
Decrease in cash and cash equivalents	(557.4)	(815.2)

Net Cash Provided (Used) by Operating Activities

Net cash used by operating activities in the nine-month period ended September 30, 2025 was R$1,458.4 million, compared to net cash provided by operating activities of R$1,808.7 million in the nine-month period ended September 30, 2024, principally due to changes in operating assets and liabilities of R$(3,174.4) million in the nine-month period ended September 30, 2025, as compared to R$752.5 million in the nine-month period ended September 30, 2024.

Net Cash Used by Investing Activities

Net cash used by investing activities decreased 71.4%, or R$773.3 million, to R$309.3 million in the nine-month period ended September 30, 2025, compared to the net cash used by investing activities of R$1,082.6 million in the nine-month period ended September 30, 2024. The decrease in cash used in investing activities is mostly related to a reduction in cash used in the acquisition of property and equipment from R$531.1 million in the nine-month period ended September 30, 2024 to R$64.9 million in the same period in 2025.

Net Cash Provided (Used) by Financing Activities

Net cash provided by financing activities was R$1,340.1 million in the nine-month period ended September 30, 2025, compared to net cash used by financing activities R$1,545.3 million in the nine-month period ended September 30, 2024. The variation in net cash used in financing activities was mainly due to an increase in debt proceeds from R$2,299.9 million in the nine-month period ended September 30, 2024 to R$6,233.5 million in the same period in 2025 mainly due to draws on the DIP facility, partially offset by the bridge loan and superpriority note repayment, and an end of period appreciation of the Brazilian real against the U.S. dollar.

Exchange Rate Changes on Cash and Cash Equivalents

Exchange rate changes on cash and cash equivalents was a loss of R$129.8 million in the nine-month period ended September 30, 2025, compared to a gain of R$4.0 million in the nine-month period ended September 30, 2024, mainly due to the end-of-period appreciation of the Brazilian real against the U.S. dollar on September 30, 2025, compared to September 30, 2024.

Loans and Financings

As of September 30, 2025, total loans and financing amounted to R$20,326.0 million, compared to R$14,981.4 million as of December 31, 2024. In addition  we had R$550.3 million of convertible debentures and R$16,989.3 million of lease liabilities.

The following table sets forth our outstanding loans and financing as of the dates indicated.

			As of September 30,	As of December 31,
	Average Nominal Rate p.a.	Maturity Date	2025	2024
			(in million of Brazilian reais)
Foreign Currency:
Senior notes – 2026	11.9%	June 2026	178.1	196.2
Senior notes – 2028	11.5%	August 2028	18.1	6,196.3
Senior notes – 2029	10.9%	May 2029	27.5	1,533.7
Senior notes – 2030	SOFR + 8.3% or 10.7%	May 2030	181.4	3,649.2
Senior notes 1L – 2028	11.5%	August 2028	5,970.3	—
Senior notes 2L – 2029	10.9%	May 2029	878.6	—
Senior notes 2L – 2030	SOFR + 8.3% or 10.7%	May 2030	2,010.7	—
Bridge notes	—	—	—	977.0
DIP Facility	15.0%	February 2026	7,640.5	—
Aircraft, engines and others	SOFR 1M + 4.6%	May 2026	645.3	729.1
	SOFR 3M +2.6%	December 2027	262.1	116.1
	4.9%	March 2029	75.8	145.8
Executed letters of credit(1)	—	—	1,167.0	—
Total			19,055.3	13,543.4
Local Currency:
Debentures	CDI + 3.9%	February 2031	629.2	841.9
Executed derivatives	—	—	38.2	—
Executed letters of credit	—	—	599.2	—
Others	6.5%	March 2027	4.0	596.1
Total			1,270.7	1,438.0
Total loans and financing			20,326.0	14,981.4

(1)	As of September 30, 2025, fees and charges applicable to executed letters of credit were in the process of being negotiated.

As of September 30, 2025, we had 261 leased aircraft and engines without a purchase option with an aggregate balance of R$15,415.7 million and 25 owned and leased aircraft and engines with a purchase option, with an aggregate outstanding balance of R$613.2 million, with the underlying aircraft serving as security and 29 owned aircraft, which are in property, plant and equipment at the net amount of depreciation of R$1,739.5 million.

Our financing agreements, aircraft finance leases and certain other material agreements contain customary financial and other covenants, restrictions and events of default, including events of default relating to non-payment, cross-default, cross-acceleration, change of control, and certain events relating to insolvency, restructuring, readjustment and rescheduling of debt. Although our Chapter 11 process may have triggered the non-fulfillment of certain covenants, counterparties were enjoined as of September 30, 2025 from taking any action as a result of alleged defaults. For more information, see note 18 to our unaudited interim condensed consolidated financial statements, which were filed under cover of a Current Report on Form 6-K with the SEC on November 17, 2025.

Capital Expenditures

Our gross capital expenditures (acquisitions of property, equipment and intangibles) for the nine-month period ended September 30, 2025 and 2024, totaled R$139.8 million, and R$651.3 million, respectively. Most of these expenditures related to the capitalization of engine overhaul events and acquisition of spare parts. Other capital expenditures include IT systems and related facilities. Our gross capital expenditures decreased 78.5% in the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024, mostly due to a reduction of capital expenditure on new aircraft entering our fleet.

We typically hold our aircraft under leases or aircraft loans. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and credit lines. We believe that our cash provided by operations and our ability to obtain financing (including through finance leases and aircraft debt-financing), by already approved lines of credit with financial institutions, as well as our ability to obtain operating leases and issue debentures in the Brazilian capital market, will enable us to honor our current contractual and financial commitments.

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and results of operations. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 9, 2020. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The counterparties to our derivative transactions are major financial institutions with strong credit ratings, and we do not expect the counterparties to fail to meet their obligations. We do not have significant exposure to any single counterparty in relation to derivative transactions, and we believe the credit exposure related to our counterparties is negligible.

Market risk includes five types of risk: interest rate, foreign currency, commodity price risk, credit risk and liquidity risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including lease liabilities and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange at specified intervals the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of September 30, 2025, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for leases.

We utilize swap contracts designated as hedges to protect us from fluctuations on part of the payments of lease liabilities and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in foreign exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans and lease liabilities indexed to the U.S. dollar (net of investments in U.S. dollars), maintenance reserves and to our TAP bonds denominated in Euros. Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, according to our risk policy, we may enter into currency forward contracts for periods with a currency exposure of up to 12 months.

Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of September 30, 2025, we held a U.S. dollar balance of cash and cash equivalents of R$330.1 million.

We constantly monitor the net exposure in foreign currency and evaluate the possibility of contracting hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure.

Commodity Price Risk

The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the nine-month periods ended September 30, 2025 and 2024, aviation fuel accounted for 31% and 36%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars. The pricing of aviation fuel is volatile and cannot be predicted with any degree of certainty, as it is subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. In addition, largely as a result of the war between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of September 30, 2025, the Brent oil price was US$67 per barrel. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with our suppliers.

Credit Risk

Credit risk is inherent to Azul’s operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents and long-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by S&P Global Ratings, Moody’s or Fitch (between AAA and A+).

Credit limits are established for all Azul’s customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by Azul and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted by Azul on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (the B3 and The New York Mercantile Exchange), which substantially mitigates the credit risk. Azul assesses the risks of counterparties in financial instruments and diversifies its exposure periodically.

Liquidity Risk

The maturity schedules of our consolidated financial liabilities as of September 30, 2025, are as follows:

	Carrying Amount	Total	Until 1 year	From 2 to 5 years	After 5 years
	(in thousands of Brazilian reais)
Loans and financing	20,325,959	24,988,845	13,367,563	11,582,351	38,931
Leases	16,989,289	32,484,363	4,296,560	16,529,936	11,657,867
Convertible debt instruments	550,342	939,483	181,065	758,418	—
Accounts payable	5,027,165	5,584,744	3,204,313	1,570,037	810,394
Airport taxes and fees	1,445,390	2,028,789	729,612	551,610	747,567
	44,338,145	66,026,224	21,779,113	30,992,352	13,254,759

The above balances do not reflect the renegotiations signed by Azul after September 30, 2025. See “Recent Developments.”

Sensitivity Analysis

Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk, and commodity price risk on the results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or fuel price will worsen by 10% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or fuel price will worsen by 25%.

			As of September 30, 2025
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of Brazilian reais)
Financing	Interest rate	CDI Rate	(7,935)	(19,837)
Financing	Interest rate	SOFR	(5,374)	(13,434)
Assets	Exchange rate	Euro rate decrease	107,602	269,005
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(3,694,071)	(9,235,177)
Aircraft fuel	Cost per liter	Fuel price	(433,086)	(1,082,716)